Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt Intercepts 23m(at)15.51g/t au at Belahouro

    TORONTO, Nov. 15 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) has
encountered a spectacular intersection in drill hole SORC048 at the BSF1 prospect in the mill feed area surrounding the Inata Project at Belahouro.
    Drill hole SORC048 located at the southern end of the BSF1 exploration prospect was designed to test the up dip mineralization from drill hole
SORC005 (11m (at) 2.39 g/t from 35 - 46m) and has encountered a very wide zone of extremely high grade mineralization at a depth of only 16 meters. Hole SORC005 was drilled by a previous owner of the prospect.

    <<
                       SORC048 16 - 39m 23m(at)15.51g/t
    >>

    BSF1 is an exploration project located approximately 25km to the east of the Inata Development Project where the Company has recently completed and announced a Prefeasibility Study. Mineralization has been encountered in a number of historic holes drilled to the north of SORC048. To date, there have been no holes drilled to the south of this intersection. Drilling is planned to immediately evaluate this zone of mineralization to determine its ultimate potential as a feed source for the planned Inata Mill.
    The drill hole is located on the very southern end of the BSF1 exploration prospect within the Souma Trend. The hole was drilled at -60 degrees to the east and mineralization encountered in the drill hole approximates the true thickness of the zone.
    Souma Trend mineralization comprises laminated quartz with tourmaline veins that outcrop sporadically along the length of the entire trend. The
Souma Trend borders a rift basin with deep crustal fault margins tracking to the north with rocks consisting of turburbitic meta-sediments and minor volcanoclastics. The basin forming structures have later been reactivated in subsequent phases of compression deformation. Late stage north-east to south-west faults crosscut the basin and provide channel ways for mineralizing events along the rift margins. Goldbelt is currently exploring a number of prospects in the eastern side of the Belahouro Project area and will report the results of this program as they come to hand. Sampling, quality control and quality assurance procedures are as outlined in Goldbelt's news release dated June 22, 2006.
    Collin Ellison, President and CEO of Goldbelt, is the qualified person who has reviewed the results, sampling procedures and data contained in this release.

    Goldbelt Resources is a Canadian junior mining company focused on exploring and developing known gold prospects in Burkina Faso. The common shares of Goldbelt are traded on the TSX-Venture exchange under the symbol
GLD.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
    Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
    The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
    Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations, or
Collin Ellison, President and CEO, at (416) 364-0557, or by email
lsandilands(at)goldbeltresources.com/
    (GLDRF GLD.)

CO:  Goldbelt Resources Ltd.

CNW 19:10e 15-NOV-06